Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Quarters Ended
	March 31, 2017	April 1, 2016

	(In millions, except ratios)
Earnings:
Income from continuing operations	$472	$469
Plus: Income taxes	199	198
Fixed charges	134	141
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	—
Undistributed earnings in equity investments	—	—
	$805	$808
Fixed Charges:
Interest expense	$130	$139
Plus: Interest capitalized during the period	—	—
Interest portion of rental expense	4	2
	$134	$141
Ratio of Earnings to Fixed Charges	6.01	5.73